Mail Stop 6010

September 12, 2007

<u>Via U.S. Mail and Facsimile to 82-41-620-2759</u>

Gi Hoon Joung
Chief Financial Officer
Mirae Corporation
#9-2, Cha Am-Dong
Chun An City, Choong-Nam 330-200
Republic of Korea

      Re: Mirae Corporation
               Form 20-F for the Fiscal-Year Ended December 31, 2006
               Filed July 16, 2007
               File No. 000-30376

Dear Mr. Gi Hoon Joung:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal-Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 29

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 31

1.   We note that your discussion of the significant changes in sales, cost of sales and
        gross profit is limited and does not quantify the specific reasons for material
        changes in line items in the financial statements. Please revise future filings to
        present and quantify each significant factor that contributed to the changes,
        including offsetting factors, for sales, cost of sales and gross profit. Trends and
        uncertainties that may have a material impact upon revenues or operating results
        should also be discussed. In addition, separately describe and quantify the effects
        of changes in prices and volume of your product offerings on your operating
        results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

2.   Please tell us and revise future filings to include the following information
        consistent with Item 303(a) of Regulation S-X:

        ·   Clarify the reason for the increase in discounts on sales prices, quantify the
            increase and present this information as part of your discussion of sales.
        ·   Clarify the increase in commission expenses as your current discussion notes
            that "such expenses increased as a result of the sales revenues increase", when
            in fact sales decreased from 2006 to 2005. Please also clarify why commission
            expense has significant fluctuations.
        ·   Clarify how bad expense included in selling, general and administrative
            expenses decreased to nil in 2006 when page F-11 discloses bad debt expense
            of (Won) 12,686 million and (Won) 10,261 million in 2006 and 2005,
            respectively. Please clarify how this bad debt expense relates to the amounts
            discussed as provisions for other doubtful accounts under Other Expenses.
        ·   Clarify the reasons for the provision for collateralized assets of (Won) 10,261
            million recorded in 2005.
        ·   Clarify the facts and circumstances that led to the provision for doubtful
            accounts related to the advance payments to Cyber Bank and how these were
            recorded.
        ·   Clarify the increase or decrease in the provision for collateralized assets of
            (Won) 8.184 million in 2005 over 2004. Additionally clarify the detail of the
            total other expense of (Won) 29,722 million in 2004.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-6

3.   We note your presentation of loss per share in U.S. dollars rounded to the third
        decimal place of a dollar. Earnings per share information should be presented on

the face of the income statement rounded to the nearest cent, so as not to imply a greater degree of precision then actually exists. Accordingly, please revise future filings to present earnings per share rounded to the nearest cent.

Note 2. Summary of Significant Accounting Policies, page F-14

f. Allowance for Doubtful Accounts, page F-16

4.   We note your presentation of the (Won) 8,000 million "transfer from allowance for loss on collateralized assets" as an increase to your allowance for doubtful advanced payments, long-term loans and other. Please tell us more about this charge, specifically the accounting basis for the provision and the facts and circumstances which lead management to record it. Please tell us where the provision was recorded previously and the accounting basis for its transfer. Lastly, in future filings, management's discussion and analysis should include expanded discussions of estimates which significantly impact the financial statements including the nature of the charge and how the amount was determined.

j. Property, Plant and Equipment, page F-18

5.   We see your accounting policy for property plant and equipment states that, "interest expenses and other financing charges for borrowing related to the manufacture or construction of property and equipment are charged to current operations as incurred." We note that U.S. GAAP calls for interest on debt capital to be capitalized when qualifying assets are being constructed. Please tell us how your presentation of property plant and equipment in Note 31 is properly accounted for under U.S. GAAP.

n. Accounting for Impairment, page F-19

6.   We note your policy for asset impairment charges accounted for in accordance with Korean GAAP. Please tell us how this policy complies with U.S. GAAP, specifically SFAS 144. Please discuss when you determine to test an asset for impairment as discussed in paragraph 8 of SFAS 144. In future filings, please revise Note 31 to further clarify your accounting policy for asset impairment charges under U.S. GAAP.

Note 26. Stock Option Compensation Plan, page F-38

7.   Please tell us how the disclosure of your stock option accounting complies with U.S. GAAP, specifically the disclosure requirements as outlined in paragraphs 64-85 of SFAS 123R.

Note 31. Reconciliation to Accounting Principles Generally Accepted in the United States of America, page F-41

c. Costs of Product Warranties, page F-41

8.   Please provide us the tabular reconciliation of the changes in your aggregated product warranty liability as required by paragraph 14(b) of FIN 45. In this regard, please also revise future U.S. GAAP reconciliations to provide all the disclosures required by paragraph 14 of FIN 45.

o. Reconciliation of Korean GAAP to US GAAP, page F-44

9.   We note your presentation of the differences in the consolidation scope of Cyber Bank on your reconciliation of net income based on Korean GAAP to US GAAP. Please reconcile the (Won) 618 and (Won) 5,774 adjustments recorded in 2006 and 2005, respectively, to the amounts presented for the book value, net asset value and unrecognized equity loss of Cyber Bank as disclosed on page F-25. Please explain how you determined this was the proper presentation of the consolidation of Cyber Bank under US GAAP.

10.   We see in Note 30(k) that certain amounts are reclassified from other income (expense) under Korean GAAP to operating income (expense) under U.S.GAAP. Please provide us a reconciliation of the net amounts presented on your consolidated statements of operations on page F-5 to the amounts presented on the operating loss reconciliation on page F-45, including gain on disposal of property plant and equipment, provision for other doubtful accounts, loss on collateralized assets and impairment loss on disposal of property, plant and equipment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202)-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant